Exhibit 12.1

Penn Virginia GP Holdings, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30
	2005	2006	2007	2008	2009	2010
Earnings
Pre-tax income *	$22,038	$33,030	$28,098	$101,701	$60,148	$38,179
Fixed charges	14,351	19,783	19,766	26,850	27,368	16,158

Total earnings	$36,389	$52,813	$47,864	$128,551	$87,516	$54,337

Fixed Charges
Interest expense	$14,053	$19,151	$18,896	$25,346	$24,878	$14,730
Rental interest factor	298	632	870	1,504	2,490	1,428

Total fixed charges	$14,351	$19,783	$19,766	$26,850	$27,368	$16,158

Ratio of earnings to fixed charges	2.5x	2.7x	2.4x	4.8x	3.2x	3.4x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.